UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

EXCERPTS FROM THE MINUTES OF THE 233RD MEETING OF THE BOARD

OF DIRECTORS HELD ON DECEMBER 18, 2013

1. DATE, TIME AND PLACE: On December 18, 2013, at 9:30 a.m., at the headquarters of Companhia Paulista de Força e Luz, located at Rodovia Engenheiro Miguel Noel Nascentes Burnier, nº 1755, Km 2.5, in the city of Campinas, state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 17 of the Bylaws of CPFL Energia S.A. (“CPFL Energia” or “Company”).

3. ATTENDANCE: All the members of the Board of Directors (“Board”) and the Board of Executive Officers were present, and Mr. Martin Roberto Glogowsky was replaced by his alternate member, Mr. Carlos Alberto Cardoso Moreira, pursuant to Paragraph 5, Article 15 of the Bylaws of the Company. Also present during a part of the meeting was Mr. André Dorf, Chief Executive Officer of CPFL Renováveis.

4. PRESIDING BOARD: Chairman – Murilo Cesar L. S. Passos and Secretary – Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

The reading of the Agenda was waived since all those present were aware of its contents. The attendees also resolved that these minutes be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the registered office of the Company, and the publication of these minutes as an extract without the signatures of the directors.

After discussing and examining the items on the Agenda, the Directors unanimously resolved to:

(i)        Take cognizance of the activities of the Advisory Committees and Commissions of the Board of Directors in December;

(ii)       Approve the minutes of the 231st and 232nd meetings of the Board of Directors held on November 27, 2013 and December 10, 2013, respectively;

(iii)      Take cognizance of the managerial highlights and material facts in the month, reported by the Chief Executive Officer;

(iv)      Approve in accordance with Article 4, CVM Instruction no. 371/2002, CVM Resolution no. 599/2009 and Board of Executive Officers Resolution no. 2013117-E, the Technical Feasibility Study that supports the recognition of adjustments to the Tax Credit balances, with the balance credits totaling one hundred sixty-three million, two hundred thirty-one thousand reais (R$163,231,000.00). Furthermore, it was determined that the tax credits will be recognized in the Financial Statements of December 31, 2013, and that the Technical Feasibility Study will be submitted to the Fiscal Council for analysis;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

(v)       Approve the execution of the Amendment to the Agreement for the Provision of Audit Services no. 4600036295, entered into between Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”) and the Company, to change the value of said agreement, and recommend that the Company's representatives on the Management bodies of the subsidiaries Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), Rio Grande Energia S.A. (“RGE”), Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Jaguari de Energia (“CPFL Jaguari”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Luz e Força de Mococa (“CPFL Mococa”), CPFL Geração de Energia S.A. (“CPFL Geração”) and CPFL Comercialização Brasil S.A. (“CPFL Brasil”) vote for the execution of the respective Amendments (Board of Executive Officers Resolution no. 2013114-E); and

(vi)      Recommend  that the Company’s representatives on the Management bodies of the subsidiaries vote for approval of the following items: (vi.i)  CPFL Paulista, CPFL Piratininga, RGE,  CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Jaguari and CPFL Mococa: Contracting of companies to supply cables and wires (Board of Executive Officers Resolution no. 2013112-E); (vi.ii) CPFL Serviços, Equipamentos, Indústria e Comércio S.A. (“CPFL Serviços”): Amendment of Bylaws - Article 2 and paragraph 2, Article 18 (Board of Executive Officers Resolution no. 2013115-E) and (vi.iii) CPFL Santa Cruz and CPFL Jaguari: Rectification of the representations of the need to acquire electricity at ANEEL Auction A-1, approved in item (viii.ii) of the minutes of the 229th Meeting of the Board of Directors held on October 30 p.p. (Board of Executive Officers Resolution no. 2013108-E).

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors in attendance and by the Secretary. Murilo Cesar L. S. Passos – Chairman, Renê Sanda, Claudio B. Guedes Palaia, Marcelo Pires de Oliveira, Deli Soares Pereira, Carlos Alberto Cardoso Moreira, Maria Helena S. F. de Santana and Gisélia Silva – Secretary.

I certify that this is an extract from the original minutes recorded in the minutes book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 6, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.